UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2023

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Ordinary Shareholders’ Meeting Results

On June 30, 2023, NLS Pharmaceutics Ltd., or the Registrant, convened an ordinary shareholders’ meeting, or the Meeting. At the Meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items as originally proposed.

Appointment of New Directors

On June 30, 2023, the Registrant announced that Mrs. Audrey Greenberg and Mr. Anthony Walsh have been appointed as directors, effective as of June 30, 2023.

Ms. Greenberg is the Executive Managing Director and board member of the Discovery Labs Center for Breakthrough Medicines, an integrated life science innovation hub, a position she has held since 2019. Ms. Greenberg is also a member of the Board of Directors for New York Mortgage Trust (NASDAQ: NYMT), a position she has held since 2021. Ms. Greenberg received her Bachelor of Science in Business Administration in accounting and finance from the University of Arizona and her Master’s in Business Administration from the Wharton School of the University of Pennsylvania.

Mr. Walsh is the Chief Experience Officer of Stealth Biotech, a position he has held since 2022. Mr. Walsh has also served as the Managing Director of Lyfe Capital, a position he held from 2021 until 2022. Mr. Walsh received his Bachelor of Arts in Biochemistry from Trinity College, Dublin, and a Ph.D. in Biophysics from Oxford University.

Press Releases

On June 30, 2023, the Registrant issued a press release titled: “NLS Pharmaceutics Releases the Results of its Annual General Meeting.” A copy of this press release is furnished herewith as Exhibit 99.1. In addition, on June 30, 2023, the Registrant issued a press release titled: “NLS Pharmaceutics Company Update and Webcast Today Postponed.” A copy of this press release is furnished herewith as Exhibit 99.2.

On July 3, 2023, the Registrant issued a press release titled: “NLS Pharmaceutics to Proceed with Phase 3 Clinical Program (AMAZE) for Mazindol ER for the Treatment of Narcolepsy Following FDA Approval and IRB Approval of the Full Study Protocol.” A copy of this press release is furnished herewith as Exhibit 99.3.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Releases the Results of its Annual General Meeting.”
99.2	Press release titled: “NLS Pharmaceutics Company Update and Webcast Today Postponed.”
99.3	Press release titled: “NLS Pharmaceutics to Proceed with Phase 3 Clinical Program (AMAZE) for Mazindol ER for the Treatment of Narcolepsy Following FDA Approval and IRB Approval of the Full Study Protocol.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: July 3, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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